TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996   Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

N E W S R E L E A S E

WEST RIDGE INTRUSIVE TO BE DRILLED, FAIRBANKS, ALASKA

For Immediate Release: February 9, 2004 Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC: Pinksheet Symbol: TRYLF) announces that a follow-up magnetic survey was conducted January 26th, 2004 on the 100% owned West Ridge prospect, located 22 miles north of Fairbanks, Alaska. The survey is a southern extension to the earlier work based on prior trenching and soil sampling, and is an attempt to define the southern limits of the intrusive - hosted schist (see News Release dated December 8th, 2003).

Curt Freeman our consultant of Avalon Development states, “that the ground magnetic over the intrusive in trench 3 extends the target area at least 700 feet south of the end of the trench and it corresponds with the high gold in soils discovered by last years soil auger drill program.”

The West Ridge property is located in the Tintina Gold belt where a total of 24 million ounces of gold was discovered from eight separate deposits, according to Howlett Research Report dated January 21, 2004 (www.howlett-research.com)

An amendment to Teryl’s existing exploration permit has been submitted to the Alaska Division of Mining, Land and Water Management for approval to drill up to 15 reverse circulation holes on the intrusive targets on the West Ridge. The Company expects to receive permit approval before the end of the month. A drilling contract has been awarded to commence immediately after receipt of the permit.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the West Ridge Property (100% owned), the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact: John Robertson
Tel. 800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.